

July 24, 2023

Rafael Museri
Chief Executive Officer
Selina Hospitality PLC
27 Old Gloucester Street
London WC1N 3AX
United Kingdom

> **Re: Selina Hospitality PLC**
> **Registration Statement on Form F-1**
> **Filed July 20, 2023**
> **File No. 333-273349**

Dear Rafael Museri:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald (Ron) E. Alper at 202-551-3329 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Erin E. Martin